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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Jones Lang LaSalle Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__200 E Randolph, 44th Floor__
                        (No. and Street)

__Chicago__	__IL__	__60601__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Estee Dorfman__	__781-780-7069x11__	__estee@dorfman-finop.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__KPMG__
(Name – if individual, state last, first, and middle name)

__200 E Randolph__	__Chicago__	__IL__	__60601__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__185__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Cashdan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jones Lang LaSalle Securities LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President _____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.1Sc3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California _____ }

County of _Los Angeles_____ }

On _02/24/2025_ before me, _Alex Itkis, Notary public_
(Here insert name and title of the officer)

personally appeared _Dan Cashdan_____ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Notary Public Signature

(Notary Public Seal)

ALEX ITKIS
COMM # 2378028
Los Angeles County
California Notary Public
Comm Exp Oct. 9, 2025

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Repots
(Title or description of attached document)

_____
(Title or description of attached document continued)

Number of Pages _____ Document Date_____

CAPACITY CLAIMED BY THE SIGNER
- ☐ Individual (s)
- ☐ Corporate Officer

  _____
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____

2015 Version www.NotaryClasses.com 800-873-9865

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
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Jones Lang LaSalle Securities, LLC

Financial Statements and Schedules

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Jones Lang LaSalle Securities, LLC

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Jones Lang LaSalle Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, LLC (the Company) as of December 31, 2024, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §



240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois
February 27, 2025

Jones Lang LaSalle Securities, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	35,471,762
Accounts receivable, net of allowance for doubtful accounts of $30,362		7,370,187
Goodwill		1,762,000
Other assets		130,870
Total assets	$	44,734,819

Liabilities and member's equity

Liabilities:

Accounts payable and accrued liabilities	$	251,150
Due to Parent Company		248,864
Deferred income		1,685,000
Commission payable		6,951,875
Total liabilities	$	9,136,889
Member's equity		35,597,930
Total liabilities and member's equity	$	44,734,819

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Placement fees	$	16,528,428
Transaction fees		4,577,532
Advisory fees		6,714,511
Other		295,233
Total revenues		28,115,704
Expenses		
Commission		12,603,861
Parent company co-broker expense		4,995,723
Travel and entertainment expense		78,606
Business license and fees		197,921
Audit expense		211,000
Legal and professional services expense		319,151
Other operating expense		18,594
Total expenses		18,424,856
Income before income taxes	$	9,690,848
Income tax expense		-
Net income	$	9,690,848

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, LLC
Statement of Member's Equity
For the Year Ended December 31, 2024

	Member units	Member's Equity	
Balances at December 31, 2023	125	$	42,123,096
Net Income	-		9,690,848
Distribution paid to Parent for shares issued under stock-based compensation program			(1,216,014)
Distribution paid to parent	-		(15,000,000)
Balances at December 31, 2024	125	$	35,597,930

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2024

Cash flows from operating activities

Net income	$	9,690,848
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for bad debts		5,929
Distribution paid to Parent for shares issued under stock-based compensation program		(1,216,014)
Increase (decrease) in cash from changes in:		
Accounts receivable		1,660,416
Due to Parent Company, net		(1,521,996)
Other assets		4,053,880
Accounts payable and accrued liabilities		(44,243)
Commission payable		(9,740,734)
Deferred income		1,685,000
Net cash provided by operating activities		4,573,086

Cash flows from financing activities

Distribution to parent		(15,000,000)
Net cash used in financing activities		(15,000,000)

Net decrease in cash		(10,426,914)
Cash, beginning of year		45,898,676
Cash, end of year	$	35,471,762

See accompanying notes to financial statements.

1. Organization

Jones Lang LaSalle Securities, LLC (the Company), a subsidiary of Jones Lang LaSalle Americas Inc., was incorporated in the state of Illinois on April 24, 2002. Jones Lang LaSalle Americas (Illinois), L.P., the founding member of the Company, transferred its membership interest to Jones Lang LaSalle Americas, Inc. (Parent Company and Member) on November 16, 2009. The Company was created to conduct transactions as a broker dealer in the securities and investment banking business. Municipal advisory services and municipal underwriting were added in 2014 and 2017, respectively. The Company primarily engages as a broker dealer entity that provides investment advisory services, including structuring advice, guidance, and other related services, is a seller of real estate securities and participates in the private placement of securities.

Effective July 1, 2021, the Company merged with HFF Securities L.P. (HFFS), a broker-dealer acquired by Jones Lang LaSalle Incorporated (JLL) on July 1, 2019 as part of its acquisition of HFF, Inc. The merger was accounted for as a business combination of entities under common control and with retrospective financial statement presentation back to January 1, 2021.

The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD), the Municipal Securities Rulemaking Board (the MSRB) and various states. The Company's FINRA Membership was initially approved on June 13, 2002 and its continuance of membership was approved on May 20, 2021. The Company operates pursuant to SEC Rule 17a-5 (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

2. Summary of Significant Accounting Policies

Cash

Cash includes cash on hand and in bank accounts.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period. The Company made a $15,000,000 equity distribution in 2024.

Revenue and Commission Expense

The Company serves as a placement agent of real estate private placement offerings and receives commission based on the amount of assets invested in the offering. Private placement offerings are pooled investment vehicles with one or multiple shareholders. The primary focus of placement activity is on institutional investors.

Placement fees include revenues associated with equity placement, debt placement and investment sales. Equity placement fees include discretionary and nondiscretionary equity capital raises and investment banking services. Investment sales revenue is generated by acting as a broker for commercial real estate owners seeking to sell a property or an interest in a property. Debt placement revenue is earned by facilitating loan originations for our clients.

The Company provides investment advisory services, including structuring advice, guidance and other related services, and transaction services, including the sale of real estate securities and private placement of securities. The Company's performance obligation is to facilitate the execution of capital transactions.

The Company's contracts are generally negotiated on a transaction-by-transaction basis with a fee awarded upon the satisfaction of the debt placement, property sale, equity raise or other corporate advisory service. The Company's agreements generally include such success-based fees for services that are performed over time under one performance obligation. The variable consideration associated with the successful outcome remains constrained until the completion of the transaction, generally at the closing of the applicable financing or funding of the transaction. Once the constraint is lifted, revenue is recognized as the Company's fee agreements do not include terms or conditions that require the Company to perform any service or fulfill any obligation once the transaction closes. The Partnership records as accounts receivable amounts earned for services rendered where payment has not been received.

2. Summary of Significant Accounting Policies (continued)

Certain of the Company's fee agreements provide for reimbursement of deal-related costs which the Partnership recognizes as revenue. In accordance with the Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, these reimbursements are characterized as Other Revenue in the statement of operations rather than as a reduction of expenses incurred. Since the Company is the primary obligor, has supplier discretion, and bears the credit risk for such expenses, the Company records reimbursement revenue for such out-of-pocket expenses. Reimbursement revenue is recognized over time based upon the measure of progress to completion.

The Company pays commissions to its representatives for generating both advisory fee and transaction-based revenue. The Company records commission expense due to its representatives upon satisfaction of the Company's performance obligation and satisfaction of any contingencies.

Goodwill

Goodwill is required to be tested for impairment at least annually. In accordance with JLL policy, the Company performs its annual impairment test as of July 1 or more frequently when indicators of impairment are present. The Company considered qualitative factors while performing the annual impairment test of goodwill and determined it is not more-likely-than-not that the fair value of the reporting unit is less than the carrying value. In performing its assessment, the Partnership primarily considered (i) macroeconomic and industry trends, (ii) overall financial performance, and (iii) near and longer-term forecasts of operating income and cash flows generated by the Company in relation to the carrying values of the net assets. In addition to the annual impairment evaluation, the Company evaluated whether events or circumstances have occurred in the period subsequent to the annual impairment testing and determined it is not more-likely-than-not that the fair value of its reporting unit is less than its carrying value.

Segment Information

The Company operates as a single reportable segment, providing transaction, private placement, and investment advisory services. The Company has identified the Chief Financial Officer of JLL's Capital Markets business as the chief operating decision maker, who uses financial information, specifically revenues and net income, presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Based on these factors, the Company has determined that it operates as a single operating and reportable segment. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment revenue and expense agree to the Statement of Operations.

3. Goodwill

On March 29, 2017, HFF, Inc. acquired Hentschel and Company, LLC. The purchase price allocation ascribed $336,000 to a non-compete agreement and $1,762,000 was recorded as goodwill. JLLS recorded the carrying value of the assets transferred.

Goodwill is evaluated for impairment on an annual basis as of July 1 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company operates under a single reporting unit, real estate capital markets, and as of December 31, 2024 all $1,762,000 of goodwill was allocated to this unit. There were no additions or impairments to the carrying value of goodwill during the year ended December 31, 2024.

For the year ended December 31, 2024, the Company performed a qualitative analysis for the real estate capital markets reporting unit to determine whether it was more likely than not that the fair value was less than the carrying value. As a result of this assessment, the Company concluded that goodwill assigned to the real estate capital markets reporting unit was not impaired as of December 31, 2024.

4. Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. The Company and the Parent Company have executed an agreement which explicitly excludes taxes from the expense sharing arrangement signed by both parties. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2024.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of the greater of minimum net capital of $150,000, or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2024, the Company had net capital and net capital requirements of $26,334,873 and $609,126, respectively. On December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was approximately 0.35 to 1.00.

6. Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, Jones Lang LaSalle Americas, Inc. is the sole member of the Company and contributes to the management of the operations of the Company. The Company shall terminate on December 31, 2102, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Illinois Limited Liability Company Act, a member shall not be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

7. Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. The Agreement was amended in January 2024. Services provided to JLLS by the Parent Company under the Agreement include compensation and benefits, information technology infrastructure, overhead, and occupancy which totaled approximately $12,064,611 during 2024. In connection with the amended Agreement, JLLS distributed unvested accumulated stock-based compensation expense balances totaling $1,216,014 to the Parent Company. The Parent Company now maintains the balance of unvested units related to stock-based compensation and JLLS no longer retains any balance of such units.

The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commission expense, and professional fees, in its statement of operations and other comprehensive income.

For the year ended December 31, 2024, JLLS recognized Salary and benefits, Bonus and Commission expenses of $12,603,861, Parent Company co-broker expenses of $4,995,723, Travel and entertainment expenses of $78,606, Audit expenses of $211,000, Legal and other professional expenses of $319,151, and Other expenses of $68,749. The Parent Company agreed to pay these expenses on behalf of JLLS and JLLS records a Due to Parent liability until payment to the Parent is made. As of December 31, 2024, the Company recorded a Due to Parent Company liability of $248,864.

8. Concentration of Credit Risk and Commitments and Contingencies

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

The Company is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. The Company does not believe that any pending legal proceedings will have a material impact on the Company's financial condition or results of operations.

9. Subsequent Events

Subsequent to December 31, 2024 and through February 27, 2025, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Jones Lang LaSalle Securities, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2024

Total member's equity	$	35,597,930
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		7,370,187
Goodwill		1,762,000
Other assets		130,870
Total Non-allowable assets		9,263,057
Net capital before haircuts on securities positions		26,334,873
Haircuts on securities		-
Net capital		26,334,873
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities		251,150
Due to Parent Company		248,864
Deferred income		1,685,000
Commission payable		6,951,875
Total Aggregate indebtedness		9,136,889
Ratio: Aggregate indebtedness to net capital		.35 to 1.0
Computation of basic net capital requirement		
Minimum net capital required (the greater of 6-2/3% Aggregate indebtedness or $150,000)		609,126
Net capital in excess of minimum requirement	$	25,725,747

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2024 FOCUS Part IIA filed on January 25, 2025.

See accompanying Report of Independent Registered Public Accounting Firm.

Jones Lang LaSalle Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements
and PAB Accounts Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment Advisory Services including structuring advice, guidance and other related services, (b) seller of real estate securities, and (c) private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying Report of Independent Registered Public Accounting Firm.

Jones Lang LaSalle Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment Advisory Services including structuring advice, guidance and other related services, (b) seller of real estate securities, and (c) private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying Report of Independent Registered Public Accounting Firm.